Exhibit 4.6

COMMITMENT AGREEMENT

This Commitment Agreement (this “Agreement”), dated as of October 19, 2010, is entered into by and between FNDS3000 Corp, a Delaware corporation (the “Company”), and Sherington Holdings, LLC, a Florida limited liability company (“Sherington”). The Company and Sherington are collectively referred to as the “Parties.”

WITNESSETH:

WHEREAS, the Board of Directors of the Company has evaluated the Company’s capital needs and determined to raise an additional $2.5 million in capital over the next nine months; and

WHEREAS, the Board will seek to raise the additional capital in a private placement to the Company’s directors and accredited investors that have participated in private placements of Company Common Stock since January 1, 2009 (the “Investors”); and

WHEREAS, the Company expects to offer shares of the Company’s Common Stock (the “Stock”) in a private placement conducted in four tranches: the first tranche (“Tranche 1”) to generate proceeds of $1,000,000 (5,714,286 shares) (the “Tranche 1 Shares”) to close in October of 2010; and three additional tranches to generate proceeds of $500,000 each, to close in January of 2011, April of 2011, and July of 2011, respectively (“Tranche 2”; “Tranche 3” and “Tranche 4”, respectively and, with Tranche 1, each a “Tranche”) (collectively, the “Offering”); and

WHEREAS, the Company expects that the Offering will allow the Investors the opportunity to purchase Stock on a pro-rata basis, applying such stockholders’ percentage of all issued and outstanding Stock owned by all such Investors as of: September 1, 2010 (with respect to Tranche 1); January 1, 2011 (with respect to Tranche 2); March 1, 2011 (with respect to Tranche 3); and June 1, 2011 (with respect to Tranche 4) (in each instance, each such stockholder’s “Pro-Rata Portion”); and

WHEREAS, the Company expects that it will offer the Stock in Tranche 1 at seventeen and one-half cents (USD $0.175) per share, and the Stock in the remaining three Tranches at the lesser of (a) USD $0.175 or (b) the average trading price of the Stock for the 10 trading days prior to the closing date of the applicable Tranche; and

WHEREAS, the Company expects that, with each Tranche, it will issue warrants to purchase one share of Stock for each share of Stock purchased (the “Warrants”); the exercise price of the Tranche 1 Warrants being USD $0.175 and the exercise price of the other warrants being 200% of the applicable issue price of the Stock in the respective applicable Tranche; and

WHEREAS, capitalized terms used herein but not defined in this Agreement have the meanings assigned thereto in the Term Sheet attached as Exhibit A hereto (the “Term Sheet”); and

WHEREAS, the Term Sheet contemplates that, among other things, that the maximum aggregate amount of cash that will be accepted in respect of Tranche 1 will be $1,000,000 (the “Tranche 1 Cap”); and that the maximum aggregate amount of cash that will be accepted in respect of each remaining tranche will be $500,000 each (the “Tranche 2 Cap”; “Tranche 3 Cap” and “Tranche 4 Cap,” respectively, and, with the Tranche 1 Cap, each a “Tranche Cap”); and

WHEREAS, pursuant to this Agreement, and subject to the terms, conditions and limitations set forth herein, Sherington desires to commit to purchase its Pro-Rata Portion of each Tranche and, to purchase any other Stock that is offered and unsubscribed for in the Offering and in the event that the Tranche 1 Cap, Tranche 2 Cap, Tranche 3 Cap or Tranche 4 Cap, respectively, is not achieved;

NOW, THEREFORE, in consideration of the foregoing, and the covenants set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and Sherington, intending to be legally bound, hereby agree as follows:

1. Purchase and Backstop Commitment.

(a) Purchase and Backstop Commitment. Subject to the terms and conditions set forth herein and in the Term Sheet, and so long as such conditions described in the Term Sheet are satisfied or waived in accordance with the Term Sheet, (i) Sherington agrees to purchase its Pro-Rata Portion of each Tranche; and (ii) in the event that the aggregate funds received from accepted subscriptions of any Tranche is less than the applicable Tranche Cap, Sherington agrees to purchase Shares in an aggregate principal amount equal to, and for an aggregate purchase price of, Sherington’s Call Amount, as defined below (such purchase, the “Backstop Commitment”).

(b) Funding Notice.

(i)	Promptly upon determination of the Call Amount (as defined in Section 1(c) below), if any, (so long as the conditions described in the Term Sheet are satisfied or waived in accordance with the Term Sheet), the Company shall provide a notice to the Sherington setting forth the following:

(A)	the Call Amount;

(B)	the date on which the funding of the Backstop Commitment shall occur (the “Backstop Commitment Call Date”); and

(C)	wire or other funding instructions.

(ii)	No later than the Backstop Commitment Call Date (which shall be no earlier than two (2) business days following the date of the notice described in Section 1(b)(i) above), Sherington shall deliver funds in the amount of the Call Amount to the Company.

(c) Sherington’s “Call Amount” means the amount, if any, by which the applicable Tranche Cap exceeds the aggregate funds received pursuant to subscriptions for such Tranche.

(d) Notwithstanding the foregoing, the Call Amount and any applicable Tranche Cap may be reduced if and to the extent that the Board of Directors of the Company determines that such funding is not required by the Company.

2. Conditions to the Obligations of Sherington to Purchase Stock. The obligation of Sherington to purchase Stock in accordance with Section 1 above shall be subject to the conditions in the Term Sheet and this Agreement having been satisfied or waived, as appropriate, in accordance with the terms hereof and thereof.

3. Termination. This Agreement and the obligations of the Company and Sherington hereunder shall terminate upon the date of the earliest to occur of the following (such earliest date being the “Termination Date”):

(a) written notice from Sherington to the Company, in the event of a material breach by the Company of any representation, warranty, covenant or other obligation provided for in this Agreement or any other material agreement directly relating to the Offering to which Sherington is a party, which breach is not cured within five (5) business days after Sherington has notified the Company of its intent to terminate this Agreement pursuant to this subparagraph (a);

(b) immediately upon written notice from Sherington to the Company, in the event of:

(i)	the Company’s failure to deliver to Sherington on or before the closing of each Tranche a fully executed copy of an amendment to the Company’s Registration Rights Agreement such that the Stock issued in all former Tranches and the Stock underlying the applicable Warrants are included in the definition of “Shares” thereunder; and

(ii)	the Company’s failure to deliver a fully-executed certificate that all of the “Conditions to Investment” set forth in the Term Sheet have been and continue to be satisfied (or warived) in all respects as of the applicable closing date of each Tranche; and

(iii)	the Company’s failure to deliver a Fifth Amended and Restated Warrant to Purchase Common Stock substantially in the form attached hereto as Exhibit B.

(c) immediately upon the commencement of a voluntary or involuntary case or proceeding by or against the Company under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by it to the entry of a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable Federal or State law, or the consent by it to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of the Company or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due, or the taking of corporate action by the Company in furtherance of any such action; and

(d) written notice from the Company to Sherington for any or no reason.

In the event of termination of this Agreement pursuant to this Section 3, this Agreement will forthwith become void and there will be no liability on the part of any Party or its respective partners, officers, directors or stockholders, except that each Party shall be responsible and shall remain liable for any breach of this Agreement by such Party occurring prior to the termination of this Agreement.

4. Miscellaneous.

(a) Sherington may assign all or any portion of its Purchase and Backstop Commitment set forth herein to any one or more persons or entities that are accredited investors, in South Africa or otherwise, so that such persons or entities may become investors in the Company, subject to approval by the Company’s Board of Directors and to compliance with applicable securities laws.

(b) Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

(c) Unless otherwise specifically indicated, all sums of money referred to in this Agreement are expressed in United States dollars.

(d) This Agreement (including the Term Sheet and the other schedules attached to this Agreement), constitutes the entire agreement and supersedes all prior agreements and understandings, both oral and written, among the Parties with respect to the subject matter hereof. In the case of a conflict between the provisions contained in the text of this Agreement and the Term Sheet, the provisions of this Agreement shall govern.

(e) Any provision in this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Sherington and the Company or in the case of a waiver, by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise.

(f) Any date, time or period referred to in this Agreement shall be of the essence except to the extent to which the Parties agree in writing to vary any date, time or period, in which event the varied date, time or period shall be of the essence.

(g) The Company shall be responsible for, and shall either pay directly or reimburse Sherington for, one-half ( 1/2) of Sherington’s expenses incurred in connection with this Agreement and the transactions contemplated hereby.

(h) All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally, by facsimile or sent by overnight express or by registered or certified mail, postage prepaid, addressed as follows:

If to the Company:	FNDS300 Corp 4651 Salisbury Road, Suite 485
Jacksonville, FL 32256
Attention: Joseph F. McGuire
Telephone: 904-273-2702
Facsimile: 904-273-7231
Email: jmcguire@fnds3000.com

With a copy to:	Law Offices of Stephen M. Fleming PLLC
49 Front Street, Suite 206
Rockville Centre, NY 11570
Attention: Stephen M. Fleming
Telephone: 516-833-5034
Facsimile: 516-977-1209
Email: smf@flemingpllc.com

If to Holder:	Sherington Holdings, LLC
60 Sherington Place
Atlanta, GA 30350
Attention: Raymond Goldsmith
Facsimile: 678-805-2501

With copy to:	Troutman Sanders LLP
600 Peachtree Street, N.E.
Suite 5200
Atlanta, GA 30308-2216
Attention: John W. Stephenson Jr.
Telephone: (404) 885-3602
Facsimile: (404) 962-6728
Email: john.stephenson@troutmansanders.com

Each party shall provide notice to the other party of any change in address.

(i) If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

(j) This Agreement is governed by the laws of the State of Delaware. Each Party submits to the jurisdiction of the courts of competent jurisdiction in the State of Delaware in respect of any action or proceeding relating to this Agreement. The Parties shall not raise any objection to the venue of any proceedings in any such court, including the objection that the proceedings have been brought in an inconvenient forum.

(k) This Agreement may be executed by facsimile or other electronic means and in one or more counterparts, all of which shall be considered one and the same agreement.

[signatures on the following page]

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date first written above.

FNDS3000 CORP

By:
Name:
Title:

SHERINGTON HOLDINGS, LLC

By:
Name:	Raymond Goldsmith
Title:	Sole Member

EXHIBIT A

Term Sheet

(Attached)

Exhibit A

EXHIBIT B

Fifth Amended and Restated Warrant

(Attached)

Exhibit B